Exhibit 99.3

November 30, 2006

THE MANAGER

COMPANY ANNOUNCEMENT OFFICE

THE AUSTRALIAN STOCK EXCHANGE LIMITED

2 Pages in Total

Dear Sir

ANNUAL GENERAL MEETING: NOVEMBER 29, 2006

CHEMGENEX PHARMACEUTICALS LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:- 52,185,998

RESOLUTION 1 – Adoption of Remuneration Report.

X	Votes where the proxy directed to vote ‘for’ the motion	51,603,790
•	Votes where the proxy was directed to vote ‘against’ the motion	118,878
•	Votes where the proxy may exercise a discretion how to vote	435,320

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	28,000

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 2 – Election of James Brett Lochran Heading

X	Votes where the proxy directed to vote ‘for’ the motion	51,728,8795
•	Votes where the proxy was directed to vote ‘against’ the motion	20,960
•	Votes where the proxy may exercise a discretion how to vote	435,320

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	829

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

RESOLUTION 3 – Election of Roger Vincent Byrne

X	Votes where the proxy directed to vote ‘for’ the motion	51,728,8795
•	Votes where the proxy was directed to vote ‘against’ the motion	20,960
•	Votes where the proxy may exercise a discretion how to vote	435,320

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	829

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Dated this 30th day of November 2006

E. P. Merrigan

Company Secretary

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304